UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Youth Media, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

169 47Y 107
(CUSIP Number)

Stephen M. Cohen, Esq.
Fox Rothschild LLP
2000 Market Street, 20th Floor
Philadelphia, Pennsylvania 19103
                              (215) 299-2744
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 169 47Y 107
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1.    Names of Reporting Persons.

      Dennis L. Pelino
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)
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3.    SEC Use Only

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4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially               35,852,777
Owned by Each        -----------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                     -----------------------------------------------------------
   9. Sole Dispositive Power
      35,852,777
-----------------------------------------------------------
  10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      35,852,777
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      22.0% (1)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

(1) Based on 159,031,461 shares of Common Stock (as defined below) stated to be outstanding as of May 21, 2010 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on March 31, 2010 filed with the Securities and Exchange Commission.

CUSIP No. 169 47Y 107
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--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      New China Media LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Florida
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially               7,000,000
Owned by Each        -----------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
-----------------------------------------------------------
   9. Sole Dispositive Power
      7,000,000
-----------------------------------------------------------
           10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,000,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      4.4% (1)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

(1) Based on 159,031,461 shares of Common Stock (as defined below) stated to be outstanding as of May 21, 2010 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on March 31, 2010 filed with the Securities and Exchange Commission.

CUSIP No. 169 47Y 107
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Year of the Golden Pig, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Florida
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially               19,852,777
Owned by Each        -----------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
-----------------------------------------------------------
   9. Sole Dispositive Power
      19,852,777
-----------------------------------------------------------
                       10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      19,852,777
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.2% (1)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

(1) Based on 159,031,461 shares of Common Stock (as defined below) stated to be outstanding as of May 21, 2010 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on March 31, 2010 filed with the Securities and Exchange Commission.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Dennis L. Pelino pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on April 7, 2008, as amended by Amendment No. 1 thereto filed on June 4, 2008 (as so amended, the “Schedule 13D”), with respect to the common stock, $.001 par value per share (the “Common Stock”), of China Youth Media, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Schedule 13D.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by Dennis L. Pelino, an individual and a United States citizen, Year of the Golden Pig, LLC, a Florida limited liability company (“YGP”), and New China Media, LLC, a Florida limited liability company (“NCM”).  Mr. Pelino is the sole member and manager of YGP and NCM.  His principal occupation is a private investor.  The business address for Mr. Pelino, YGP and NCM is 400 Alton Road, Suite 3107, Miami Beach, Florida 33139.

During the past five years, each of Mr. Pelino, YGP and NCM has not: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

The funds used for the acquisition of the shares of Common Stock, as discussed in Item 4 below, by YGP and NCM came from the working capital of such entities.  No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following paragraphs at the end of the previous disclosures:

On August 29, 2008, YGP acquired from the Issuer 2.5 Units for a purchase price of $250,000, with each Unit consisting of a $100,000 Convertible Promissory Note bearing interest at 12% per annum, due three years from the date of issuance, and warrants to purchase an aggregate of up to 350,000 shares of the Issuer’s Common Stock. The warrants are exercisable for a period of five years and have an exercise price equal to $0.09 per share subject to the Issuer’s filing of a certificate of amendment to its certificate of incorporation increasing the number of its available shares for issuance.  By virtue of such transaction, Mr. Pelino acquired beneficial ownership of 2,777,777 shares issuable upon conversion of the Convertible Promissory Note and 875,000 shares issuable upon the exercise of the warrants.

On December 1, 2008, YGP and NCM converted 16,200 and 3,000 shares of Series A Convertible Preferred Stock, respectively, at a conversion rate of 1-for-1,000, resulting in the acquisition of 16,200,000 and 3,000,000 shares of common stock, respectively, at no additional cost.

On January 8, 2009, NCM received 4,000,000 shares of Common Stock in consideration for extending a Content License Agreement with the Issuer for an additional period of eight (8) years.

On October 15, 2009, Mr. Pelino sold 1,000,000 shares of Common Stock for an aggregate sale price of $30,000.

The Reporting Person is the sole Managing Member of NCM and YGP and as such has sole voting and dispositive power of the shares of Common Stock held by YGP and NCM.  The Reporting Person acquired the shares of Common Stock for investment purposes only.  As of the date of this Amendment, except as set forth in the Initial Statement, the Reporting Person does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - (b) are hereby amended and restated in their entirety as follows:

(a) Mr. Pelino beneficially owns 35,852,777 shares of Common Stock, representing 22.0% of the outstanding shares of Common Stock (based on 159,031,461 shares of Common Stock stated to be outstanding as of May 21, 2010 by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending March 31, 2010 filed with the Securities and Exchange Commission).  NCM beneficially owns 7,000,000 shares of Common Stock, representing 4.4% of the outstanding shares of Common Stock, and YGP beneficially owns 19,852,777 shares of Common Stock, representing 12.2% of the outstanding shares of Common Stock.

(b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Mr. Pelino has sole power to vote or to direct the voting of, and sole power to dispose or to direct the disposition of, 35,852,777 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by inserting the following paragraphs at the end of the previous disclosures:

YGP entered into a subscription agreement with the Issuer in connection with its purchase of units consisting of a 12% convertible promissory note (the “Note”) and warrants to purchase Common Stock.  The subscription agreement provides YGP with the right to have its shares of Common Stock included in any registration statement that the Issuer files under the Securities Act of 1933, as amended, (excluding registration statements on SEC Forms S-4, S-8 or any successor forms thereto) in order to permit the public resale of such shares.

The Note is in the principal amount of $250,000 and bears interest at an annual rate equal to 12.00% per annum.  The Note matures on August 29, 2011, and is convertible into Common Stock at an initial conversion ratio of $.09 per share, subject to adjustment for any recapitalizations, stock combinations, stock dividends and stock splits.  The Issuer may prepay the Note at any time, subject to the payment of a prepayment premium in an amount equal to (i) the product obtained by multiplying the outstanding principal amount by 12.0%, less (ii) the accrued interest on such outstanding principal amount, calculated as of the date of prepayment.

In connection with the subscription agreement, the Issuer issued warrants to YGP to purchase in the aggregate 875,000 shares (the “Warrant Shares”) of Common Stock at an exercise price initially equal to $0.09 per Warrant Share, subject to adjustment for any recapitalizations, stock combinations, stock dividends and stock splits.  The Warrant Shares may be exercised at any time and expire on August 29, 2013.

Other than the foregoing, there are no contracts, arrangements, understandings or other understandings between the Reporting Person on the one hand and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibits:

Exhibit

99.1
Content License Agreement, dated June 2, 2008, by and among the Issuer and New China Media, LLC, Year of the Golden Pig, LLC, and TWK Holdings, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K filed with the Commission on June 4, 2008).

99.2	Supplement to Content License Agreement, dated January 8, 2009, by and among the Issuer and New China Media, LLC, Year of the Golden Pig, LLC, and TWK Holdings, LLC.

99.3.	Form of Subscription Agreement by and between the Issuer and the purchaser of Units consisting of a convertiable promissory note and warrants to purchase Common Stock.

99.4	12.0% Convertible Promissory Note, dated August 29, 2008, issued by the Issuer in favor of Year of the Golden Pig, LLC.

99.5	Warrant to purchase 875,000 shares of Common Stock, dated August 29, 2008, issued by the Issuer to Year of the Golden Pig, LLC.

99.6	Joint Filing Agreement, by and among Dennis Pelino, Year of the Golden Pig, LLC, and New China Media, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2010

/s/ Dennis L. Pelino_______
Dennis L. Pelino